UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY

(Name of Issuer)

Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

G7945M107

(CUSIP Number)

MyungKun Kim

Samsung Electronics Co., Ltd.

35th Fl., Samsung Electronics Bldg. 1320-10

Seocho 2-Dong, Seocho-Gu

+82-2-2255-8166

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 21, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7945M107

1	NAME OF REPORTING PERSONS. Samsung Electronics Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) ☐ (B) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,539,490
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,539,490
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,539,490
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%(*)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	The ownership percentage of the Reporting Person is calculated based on an assumed total of 324,364,849 Ordinary Shares outstanding as of October 21, 2013, which equals (i) 357,064,849 Ordinary Shares outstanding as of September 4, 2013, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on September 11, 2013, minus (ii) the 32,700,000 Ordinary Shares redeemed by the Issuer from the Reporting Person on October 21, 2013.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to the Ordinary Shares, $0.00001 par value per share (the “Ordinary Shares”), of Seagate Technology Public Limited Company (the “Issuer”), a public limited company incorporated in Ireland, whose principal offices are located at 38/39 Fitzwilliam Square, Dublin 2, Ireland. This Amendment amends the Schedule 13D filed on December 20, 2011 (the “Original Schedule”) by the Reporting Person. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule. Unless set forth below, all previous Items set forth in the Original Schedule 13D are unchanged. All references to “this Schedule 13D” in the Original Schedule and in this Amendment shall be deemed to refer to the Original Schedule, as amended by this Amendment. This Amendment is being filed to amend Item 2, Item 4, Item 5 and Item 7 of the Original Schedule as follows.

Item 2.	Identity and Background.

Annex I referenced in Item 2 of the Original Schedule is hereby amended and restated in its entirety and replaced with Annex I hereto, which is incorporated in this Item 2 by reference.

Item 4.	Purpose of Transaction.

The disclosure in Item 4 of the Original Schedule is hereby amended by inserting the following language to the end of Item 4:

On October 21, 2013, the Issuer acquired from the Reporting Person 32,700,000 Ordinary Shares by way of redemption at a price per share of $46.03 (the “Redemption”), pursuant to a Share Redemption Agreement (the “Share Redemption Agreement”) by and between the Reporting Person and the Issuer dated as of October 7, 2013.

On October 7, 2013, the Reporting Person entered into an Amendment and Termination Agreement (the “Amendment and Termination Agreement”) with the Issuer to amend and terminate the Shareholder Agreement. The Amendment and Termination Agreement became effective on October 21, 2013.

Under the Amendment and Termination Agreement, the registration rights of the Reporting Person to demand or participate in registrations of securities of the Issuer with the Securities and Exchange Commission were extended to November 8, 2013. Certain other provisions of the Shareholder Agreement, including the standstill and voting requirements, the right of first refusal and board designation right, were terminated.

The foregoing summaries of certain provisions of the Share Redemption Agreement and the Amendment and Termination Agreement do not purport to be complete and are qualified in their entirety by reference to the Share Redemption Agreement, a copy of which is attached hereto as Exhibit 7.04, and the Amendment and Termination Agreement, a copy of which is attached hereto as Exhibit 7.05, and which are incorporated herein by reference in their entirety. This Schedule 13D does not purport to amend, qualify or in any way modify the Share Redemption Agreement and the Amendment and Termination Agreement.

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 5 of the Original Schedule is hereby amended and restated in its entirety as follows:

(a) As of October 21, 2013, after giving effect to the Redemption, the Reporting Person beneficially owns 12,539,490 Ordinary Shares, or approximately 3.9% of the Ordinary Shares deemed to be outstanding pursuant to Rule 13d-3 of the Act.

The foregoing ownership percentage of the Reporting Person is calculated based on an assumed total of 324,364,849 Ordinary Shares outstanding as of October 21, 2013, which equals (i) 357,064,849 Ordinary Shares outstanding as of September 4, 2013, as reported in the Issuer’s Proxy Statement on Schedule 14A filed by the Issuer with the Securities and Exchange Commission on September 11, 2013, minus (ii) the 32,700,000 Ordinary Shares redeemed by the Issuer from the Reporting Person on October 21, 2013.

(b) The Reporting Person has sole power to vote, direct the vote of, dispose of or direct the disposition of, the Ordinary Shares reported as beneficially owned by it in Item 5(a).

(c) Except as set forth or incorporated herein, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the individuals referred to in Annex I to this Schedule 13D have effected any transaction in the Ordinary Shares during the past 60 days.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Ordinary Shares on October 21, 2013.

Item 7.	Materials to Be Filed as Exhibits.

The disclosure in Item 7 of the Original Schedule is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

7.01	Asset Purchase Agreement, dated as of April 19, 2011, by and among Samsung Electronics Co., Ltd., Seagate Technology International and Seagate Technology plc (incorporated herein by reference to Exhibit 10.53 of the Issuer’s Annual Report on Form 10-K for the year ended July 1, 2011 filed with the Securities and Exchange Commission on August 17, 2011).

7.02	Shareholder Agreement, dated as of April 19, 2011, by and between Samsung Electronics Co., Ltd. and Seagate Technology plc (incorporated herein by reference to Exhibit 10.55 of the Issuer’s Annual Report on Form 10-K for the year ended July 1, 2011 filed with the Securities and Exchange Commission on August 17, 2011).

7.03	Intellectual Property Agreement, dated as of April 19, 2011, by and between Samsung Electronics Co., Ltd. and Seagate Technology International (incorporated herein by reference to Exhibit 10.54 of the Issuer’s Annual Report on Form 10-K for the year ended July 1, 2011 filed with the Securities and Exchange Commission on August 17, 2011).

7.04	Share Redemption Agreement, dated as of October 7, 2013, by and between Samsung Electronics Co., Ltd. and Seagate Technology plc.

7.05	Amendment and Termination Agreement, dated as of October 7, 2013, by and between Samsung Electronics Co., Ltd. and Seagate Technology plc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 22, 2013

Samsung Electronics Co., Ltd.

By:	/s/ MyungKun Kim
	Name:	MyungKun Kim
	Title:	Vice President
Corporate Management Office
/Investor Relations Team

ANNEX I

EXECUTIVE OFFICERS AND DIRECTORS OF SAMSUNG ELECTRONICS CO., LTD.

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of Samsung Electronics Co., Ltd. is set forth below.

Name	Citizenship	Business Address	Principal Occupation

Oh-Hyun Kwon	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi-Do, Korea	Chairman & Co-CEO

Bu-Keun Yoon	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi-Do, Korea	Co-CEO

Jong-Gyun Shin	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi-Do, Korea	Co-CEO

Sang-Hoon Lee	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi-Do, Korea	Inside Director

In-Ho Lee	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi-Do, Korea	Independent Director

Han-Joong Kim	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi-Do, Korea	Independent Director

Gwang-soo Song	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi-Do, Korea	Independent Director

Byung-gi Lee	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi-Do, Korea	Independent Director

Eun-mi Kim	Korea	416 Maetan-Dong, Youngtong-Gu, Suwon, Kyunggi-Do, Korea	Independent Director